January 3, 2022


VIA E-MAIL

Ali R. Olia, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600

       Re:       Thrivent ETF Trust
                 File Nos. 333-261454 and 811-23759

Dear Mr. Olia:

        On December 2, 2021, Thrivent ETF Trust (the    Trust   ) filed a
registration statement on
Form N-1A under the Securities Act of 1933 (the    Securities Act   ) and the
Investment Company
Act of 1940 (the    1940 Act   ) to offer shares of Thrivent Small-Mid Cap ESG
ETF (the    Fund   ).
We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement.

General

1. We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please provide the name of the Fund's independent registered public accounting firm in correspondence.

3. The staff is aware that on December 7, 2021, the Trust filed an application seeking exemptive relief from certain provisions of the 1940 Act (the
Application   ) and that the
       Application incorporates by reference the terms and conditions of a prior order granting the same relief. See Natixis ETF Trust II, et al., Investment Company Act Rel. Nos.
       33684 (Nov. 14, 2019) (notice) and 33711 (Dec. 10, 2019) (order)
(together, the    Natixis
       Order   ) and the related application (File No. 812-14870) (the
Natixis Application   ).
       Please tailor the disclosure throughout the registration statement to conform to the
 Ali R. Olia, Esq.
January 3, 2022
Page 2 of 8


       specific exemptive relief granted by the Natixis Order, including the relevant representations and conditions, directly and indirectly contained in the Application.

4. Please supplementally explain if you have submitted, or expect to submit, any exemptive application other than the Application, or no-action request in connection with the registration statement.

Cover page

5. Please highlight the legend more prominently, for example in bold text or in a larger font.

6.     For clarity, please refer to the Fund as either the    Fund    or "this
ETF" rather than using
       both terms.

7. In the last line of the legend, please add more specific cross references to the discussion of the proxy portfolio, proxy portfolio structure risk, Authorized Participant concentration risk, premium/discount risk and trading halt risk.


Fees and Expenses, p.3

8. Please move the third sentence of the introductory paragraph before the expense example
       (   The example does not take into account      ) to the narrative
paragraph before the fee
       table as required by Item 3 of Form N-1A. In addition, please revise the language to more closely track the language in the Form.

Principal Strategies, pp. 3-4

9.     Please move the definition of    Adviser    from    Proxy Portfolio Risk
   to the principal
       strategy section.

10. The Fund's name includes "ESG" which suggests a type of investment. Therefore, per rule 35d-1 under the Investment Company Act, the Fund must include an 80% names rule policy that covers ESG as well as small-mid cap stocks. Please revise the 80% policy accordingly.

11. Please revise the description of investments to add that they must be listed or traded on a national securities exchange as required the Natixis Application.

12. In the first sentence of the first paragraph on page 4, please supplementally explain if the
       Fund will use all four of the enumerated benchmarks to determine small/mid-cap companies since the companies included in the listed benchmarks may have a wide range of market capitalization. If the Fund intends to use only the Russell 2500 Index and the
 Ali R. Olia, Esq.
January 3, 2022
Page 3 of 8


       S&P MidCap Index as suggested by the second sentence of this paragraph, please revise the first sentence accordingly.


13. In the second paragraph on page 4, in the first sentence, please clarify what you mean by create value.

14.    Please more clearly explain the Fund   s ESG area(s) of focus (e.g.,
will it emphasize
       environmental, social and governance factors equally?).

15. Please clarify how the small/mid-cap selection and ESG processes will work together.
       For example, will the Fund first identify potential small/mid-cap companies then engage in an ESG analysis?

16. In the fourth paragraph on page 4, you discuss possible ways you may evaluate portfolio companies for ESG purposes. Please more specifically discuss the due diligence practices the Adviser will use as part its proprietary screening methodology. For example, does it rely solely on third party screens and/or data in conducting due diligence or does it engage in other forms of due diligence (e.g., directly engaging w/ portfolio companies)?

17. Please explain whether the Fund's ESG criteria are applied to every investment it makes, or only to some of its investments.

18. We note that the Fund intends to use one or multiple third party data/scoring providers.
       In the principal strategies, please identify the provider that the fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers' criteria/methodology in the principal strategies. Also consider any related principal risks to the Fund's use of third party data providers, since the criteria used by providers can differ significantly.

19. The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

20. In the last paragraph, please clarify whether there will be a minimum overlap threshold between the Proxy Portfolio and the Actual Portfolio.

21. In the last paragraph, please clarify that the Proxy Portfolio will hold only certain securities that trade on a national securities exchange contemporaneously with the Fund's shares.
 Ali R. Olia, Esq.
January 3, 2022
Page 4 of 8


22. Please clarify what regulation limits the types of securities in which the Fund may invest, and the limits that might affect the Fund's ability to implement its investment strategies.
       If accurate, please change the reference from    regulation    to the
Natixis Order.
       Additionally, given the disclosure that regulation may limit    the Fund
  s ability to
       implement its investment strategies,    please supplementally explain
whether the Adviser
       considered the appropriateness of the ETF   s structure per the Fund   s
strategy.

Principal Risks, pp. 4-7

       Proxy Portfolio Risk, pp.4-5

23. At the end of the carryover paragraph at the top of page 5, please also add, if accurate, that there is a possibility of additional expense related to operating the proxy portfolio.

24. In the second bullet point, please disclose the threshold if deviations become too large or add the information to the Item 9 disclosure in the statutory prospectus.

       Premium/Discount Risk, p. 5

25. Please note whether remedial action may be taken in the event of wider premiums and discounts, and what those actions might be. Where appropriate, please discuss the remedial action required if certain thresholds are hit for spread and tracking errors as well.

       Investment Selection Risk, p. 5

26. For clarity, please revise this risk factor heading to reflect that it discusses risks related to the Fund's ESG investment strategy.

       Authorized Participant Concentration Risk, p. 6

27. Please revise the last sentence of the paragraph to clarify that fewer Authorized
       Participants may want to participate and more may be willing to walk away during times of market volatility due to the novel and unique structure of the Fund.

       Health Crisis Risk, p. 6

28. Please consider combining this risk with Market Risk which also discusses public health threats that may affect markets.
 Ali R. Olia, Esq.
January 3, 2022
Page 5 of 8


More about Investment Strategies and Risks, p. 8

29. Please revise the second paragraph since the Fund has only recently applied for exemptive relief to rely on the Natixis Order and fix the citation to reference Natixis rather than the NYSE.

30.    For clarity, in the second paragraph, please add the defined term
"Permissible
       Investments" as used in the Natixis Application after the enumerated list of permitted investments and use the term as appropriate throughout the Prospectus.

Information about Certain Non-Principal Investment Strategies, p. 8

       Illiquid Investments, p. 8

31. Please conform the discussion of illiquid investments to the Natixis Application to state that the Fund will not purchase any security that is illiquid at the time of purchase.

Glossary of Principal Risks pp. 10-14

32. We note certain risks such as ESG Risk, Large Cap Risk and Liquidity Risk, are not listed as principal risks in the summary. Please identify all principal risks in the summary prospectus.

       Investment Selection Risk, p. 12

33. Please combine with "ESG Risk" as the two risk factors both discuss risks related to ESG investing consistent with comment 26 above..

       Large Cap Risk, p. 12

34. Please clarify why this risk is presented given the Fund does not disclose that it will invest in large-cap securities as part of its principal strategies.

       Liquidity Risk, p. 12

35. In the second sentence, please limit the examples to securities that are described as principal investments (e.g., delete foreign securities and high-yield bonds).

Personal Securities Investments, p. 16

36. Per the requirements of the Natixis Order, please clarify that the Fund and each person acting on behalf of the Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in rule 100(b)(2)(iii) therein shall not apply).
 Ali R. Olia, Esq.
January 3, 2022
Page 6 of 8


Statement of Additional Information


       Derivatives, p. 8

37. Please revise the discussion of derivatives to include only those instruments that are
       Permissible Investments under the Natixis Application such as exchange-traded futures.

       Other Investment Companies, p. 8

38. Please review and revise this discussion to conform to the Natixis Application which limits the Fund's investment in other investment companies.

       Defensive Investing, p. 9

39. Please clarify that even if the Fund invests for temporary defensive purposes, it will invest only in Permissible Investments that may be inconsistent with the Fund's principal investment strategies.

       Acceptance of Creation Orders, p. 35

40.    Please revise the first sentence as follows:    The Trust reserves the
right to reject a
       creation order transmitted to it by the Distributor in respect of the Funds for any legally permissible reason, including, but not limited to, the following circumstances: (i) the
       order is not in the proper form    .    Please also delete    (iii)
acceptance of a Fund Deposit
       would have certain adverse tax consequences    and    (v) acceptance of
a Fund Deposit
       would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on
       the Fund or the rights of beneficial owners of the Fund.    1




1
       We note that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of rule 6c-11,
       the Commission stated its belief that    an ETF generally may suspend
the issuance of creation
       units only for a limited time and only due to extraordinary circumstances, such as when the
       markets on which the ETF   s portfolio holdings are traded are closed
for a limited period of time.
       See    Exchange-Traded Funds,    Release No. 33-10515, at pp.67-68 (June
28, 2018). In adopting
       the rule, the Commission further noted that    [i]f a suspension of
creations impairs the arbitrage
       mechanism, it could lead to significant deviation between what retail investors pay (or receive) in
       the secondary market and the ETF   s approximate NAV. Such a result
would run counter to the
       basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule
       6c-11.    See    Exchange-Traded Funds,    Release No. 33-10695, at p.59
(Sep. 25, 2019).
 Ali R. Olia, Esq.
January 3, 2022
Page 7 of 8


       Redemption of Creation Units, p. 36

41. Please revise the second paragraph as appropriately to refer to the Proxy Portfolio; the
       Fund will not make available the identity of its securities immediately prior to the opening of business on each Business Day.

       Description of Debt Ratings, pp. 44-49

42. Since the Fund is investing in equities, please consider removing the description of debt ratings.

Part C: Other Information

Item 28: Exhibits

43.    Please file the other finalized exhibits once they are available.

Exhibit 99.A: Agreement and Declaration of Trust

44. We note that the Declaration of Trust has an exclusive forum provision (section 7)
       requiring all claims to be brought in state or federal court in Massachusetts. Please disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

45. Section 8(b) relates to derivative claims and requires demand on the Board. Furthermore, the section states "Any decision by the Trustees to bring, maintain or settle such court action, proceeding or claim, or to submit matter to a vote of
shareholders     shall be
       binding." The same language is also repeated in section 11.3(b) of the Bylaws. Please disclose these provisions in the prospectus/SAI. Please revise the Declaration of Trust to carve out any claims arising under the federal securities laws from the limitation that any decision of the Trustee is binding, and reflect such carve out in the related prospectus/SAI disclosure.


                                         *   *   *    * *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.
 Ali R. Olia, Esq.
January 3, 2022
Page 8 of 8



        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6870.

                                                     Sincerely,

                                                     /s/ Jaea Hahn

                                                     Jaea Hahn
                                                     Senior Counsel


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief